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                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                        ----------------------

                               FORM 6-K



                   Report of Foreign Private Issuer
                 Pursuant to Rule 13a-16 or 15d-16 of
                  the Securities Exchange Act of 1934

                     For the month of August, 2003

Commission File No.: 333-107620


                            SR TELECOM INC.
--------------------------------------------------------------------------------
            (Translation of registrant's name into English)


                       8150 TRANS-CANADA HIGHWAY
                       MONTREAL, QUEBEC H4S 1M5
                                CANADA
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               (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               20-F [x]
                               40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]
                                No  [x]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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NEWS RELEASE                                                 [LOGO "SR Telecom"]

                                                               www.srtelecom.com
                                                               -----------------
For more information:

David Adams (Senior Vice-President, Finance and CFO)
(514) 335-4035
email: david_adams@srtelecom.com

Brian Quick (Maison Brison)
(514) 731-0000
email: brian@maisonbrison.com

================================================================================

        NETRO CORPORATION STOCKHOLDERS APPROVE ACQUISITION BY SR TELECOM

                  WILL CREATE ONE-STOP-SHOP FOR WIRELESS ACCESS

SAN JOSE (CALIFORNIA), AUGUST 27, 2003 -- SR Telecom Inc. (TSX: SRX) today announced that Netro Corporation's (Nasdaq: NTRO) stockholders approved and adopted the proposed agreement and plan of merger with SR Telecom at a Special Meeting held today. Holders of 73.4% of the outstanding shares of Netro Common Stock voted in favor of the transaction. The closing of the transaction is contingent upon other customary closing conditions, and the formal declaration by Netro's board of directors of an aggregate US$100 million dividend is expected to occur on September 4, 2003. Only Netro stockholders of record as of the close of business on September 4, 2003, will be entitled to receive the merger consideration of SR Telecom Common Shares and the cash dividend.

On Monday, August 25, 2003, SR Telecom shareholders voted to approve a consolidation of its issued Common Shares and stock options outstanding, resulting in a share price that meets the initial listing requirements of the Nasdaq National Market, one of the conditions to closing the acquisition of and merger with Netro. SR Telecom's shares expect to begin trading on Nasdaq (symbol: SRXA) on a post-consolidation basis on September 3, 2003.

"The merger with Netro will be an important event in the evolution of SR Telecom, and we look forward to welcoming our new shareholders," said Pierre St-Arnaud, President and Chief Executive Officer, SR Telecom. "With our significantly enhanced product portfolio, we now look forward to competing for new contracts within our existing customer base and solidifying our leadership position in the fixed wireless access market."

Netro stockholders will receive a dividend payout of US$100 million paid by Netro. SR Telecom will issue 41.5 million Common Shares (approximately 40% of SR Telecom's outstanding Common Shares), to be adjusted to reflect the previously announced reverse stock split, to Netro stockholders of record on September 4, 2003.

SR TELECOM SECOND QUARTER RESULTS CONFERENCE CALL DETAILS

SR Telecom will host a conference call on Friday, August 29, 2003 at 10:00 AM Eastern Daylight Saving Time to discuss its Q2 2003 results and update investors on operating progress. SR Telecom President & CEO Pierre St-Arnaud and Chief Financial Officer David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or
(800) 814-3911 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available from 12:00 PM, August 29, 2003 until 11:59 PM, September 5, 2003 at
(877) 289-8525 (passcode 21014307#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

ABOUT NETRO CORPORATION

Netro Corporation is a leading provider of fixed broadband wireless systems used by telecommunications service providers to deliver voice and high-speed data services for access and mobile infrastructure applications to customers worldwide. Netro offers a broad range of low and high frequency products for business and residential, access and mobile infrastructure needs, with a wide set of licensed frequencies for point-to-multipoint: 1.9 -- 39 GHz.
The Company's AirStar and Angel products have an impressive track record of performance and stability worldwide.

                                    - more -

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ABOUT SR TELECOM

SR TELECOM (TSX: SRX) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's solutions include equipment, network planning, project management, installation and maintenance services. The Company offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.


FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2003. All other trademarks are property of their owners.




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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               SR TELECOM INC.



                               By:   /s/ David L. Adams
                                  ---------------------------------------------
                                     Name:  David L. Adams
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer

Date: August 28, 2003